


Justin Summerville · 2nd

Chief Executive Officer at Mayfield Athletics

Greater Detroit Area · 500+ connections · **Contact info**

Mayfield Athletics

Macomb Community College

Featured



S.A.F.E. Clips on Riddell Speedflex



NADC San Antonio 2019

Activity

4,669 followers

We're changing that! My company is developing and hoping to have on the...

Justin commented

I don't think it's because of any nefarious, just people not payi

Justin commented

Congratulations!

Justin commented

Experience

Mayfield Athletics
2 yrs 4 mos

Founder/CEO of Mayfield Athletics
May 2018 – Present · 2 yrs 4 mos



Mayfield Athletics Logo B.png

Chief Executive Officer
May 2018 – Present · 2 yrs 4 mos

Founder/President & CEO
Hobart-Mayfield
May 2014 – Present · 6 yrs 4 mos
Greater Detroit Area

Hobart-Mayfield specializes in impact reducing sports safety equipment

Founder/President & CEO

Hobart-Mayfield LLC

May 2014 – Present · 6 yrs 4 mos

Education



Macomb Community College

General Studies

1999 – 2001



